Arco-Iris Gold Corporation

Suite 22, Postnet P.O. Box 1006

Plettenberg Bay, 6600

South Africa

March 10, 2014

Via EDGAR

John Reynolds, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re: Arco-Iris Gold Corporation

Amendment No. 2 to Registration Statement on Form S-1

Filed February 14, 2014

File No. 333-190929

Dear Mr. Reynolds:

We hereby submit the responses of Arco-Iris Gold Corporation (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) contained in your letter, dated February 26, 2014, to Ms. Stacy Aaron of the Company with regard to the above-referenced Registration Statement on Form S-1 filed on February 14, 2014 (“Form S-1”).

For convenience of reference, each Staff comment contained in your letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in Form S-1, as amended by the amendment(s).

In connection with the comment letter, we respectfully request the Staff to consider the following:

General

1.	We note your response to prior comment 2 regarding the payment of the assessment due September 1; however, it is unclear where you have provided clarified disclosure. Please revise or advise.

RESPONSE: In response to the Staff’s comment, we have included disclosure on page 22 of the prospectus included in the Form S-1, which states that the September 1 assessment was paid.

Exhibit 5

2.	Please file your revised legal opinion, as referenced in your response letter, allowing reasonable time for review.

RESPONSE: Our legal counsel has filed its legal opinion in connection with the Form S-1 as Exhibit 5.1.

The Company acknowledges that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Gregg E. Jaclin, Esq. of Szaferman, Lakind, Blumstein & Blader, PC, our outside special securities counsel at (609) 275-0400.

Sincerely,

Arco-Iris Gold Corporation

By: /s/Stacey Aaron

Name: Stacey Aaron

Title: Chief Executive Officer